NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 07, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 24, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination between Executive Network Partnering Corporation and Granite Ridge Resources, Inc. became effective on October 24, 2022. Executive Network Partnering Corporation's CAPS, each consisting of one share of Class A common stock, and one-quarter of one redeemable warrant will automatically separate into the component securities, and, as a result, will no longer trade as a separate security. In addition, each share of Class A Common Stock will ultimately be converted into the right to receive one share of Common Stock of Granite Ridge Resources, Inc. and each Warrant, each whole warrant exercisable for one share of Class A common stock at an exercise price of $28.75 will ultimately be converted into the right to receive one Warrant of Granite Ridge Resources, Inc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading before market open on October 25, 2022.